Exhibit 99.3

Undertaking by Control Persons

I (ZHOU Pengwu) and my spouse (DING Wenting) (collectively, the “Covenantor”, “we” or “us”) are the joint control persons of both of Aesthetic Medical International Holdings Group Limited (“AIH”) and Shenzhen Pengai Hospital Investment Management Co., Ltd. (“Pengai”) (AIH, Pengai and their respective subsidiaries and affiliated companies are collectively referred to as the “Group”).

WHEREAS, the Group and Lafang China Co., Ltd. (“Lafang”) have entered into the Share Subscription Agreement in relation to certain new ordinary shares of Aesthetic Medical International Holdings Group Limited (the “Subscription Agreement”) on May 16, 2021. In order to facilitate Lafang’s proposed investment thereunder, the Covenantor undertakes as follows:

(1)	Prior to the expiration of the upper limit of the Transition Period (including the last day thereof) as specified in the Subscription Agreement, and to the extent that the Subscription Agreement is not terminated or rescinded, the Covenantor undertakes that, without prior written consent of Lafang, during the period from the date of this Undertaking to the upper limit of the Transition Period (including the last day thereof) as specified in the Subscription Agreement, we shall not conduct any transactions and/or enter into any circumstances which will cause us to lose our status of the control persons of the Group, including, without limitation, directly or indirectly sell, transfer, pledge, guarantee, mortgage or other dispose of the shares of the Group actually held or controlled by us (except for the normal financing by the controlling person other than for the purpose of transfer or loss of actual control).

(2)	Subject to the satisfaction of the following two conditions that (i) the closing of the transaction is duly consummated by and between the Group and Lafang prior to the expiration of the upper limit of the Transitional Period (including the last day thereof) as specified in the Subscription Agreement, and (ii) the number of the ordinary shares of the AIH being held by Lafang represent not less than 5% (inclusive of 5%) of the total number of ordinary shares issued by AIH (both conditions must be satisfied simultaneously, otherwise the undertaking under this clause (2) shall not be effective, and shall become null and void), the Covenantor undertakes that, from the date of this Undertaking to the end of a twelve (12) months period after the date of this Undertaking, without the prior written consent of Lafang, we shall not conduct any transaction and/or enter into any circumstances, including, without limitation, directly or indirectly sell, transfer, pledge, charge, mortgage or other dispose of the shares of the Group actually held or controlled by us (except for our ordinary course of financing other than for the purpose of transfer or loss of our actual control).

The foregoing undertakings are unconditional and irrevocable. If we violate the foregoing undertakings, we shall bear the losses suffered by Lafang as a result thereof.

Covenantor (signature):	/s/Pengwu Zhou	/s/Wenting Ding
	ZHOU Pengwu	DING Wenting

May 16, 2021